UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Athenex, Inc.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

04685N103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 04685N103

1	Name of Reporting Person Huateng Ma
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,205,800
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,205,800
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,205,800
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.3%*
12	Type of Reporting Person (See Instructions) IN

*	The percentages used in this Schedule 13G are calculated based on a total of 66,893,883 shares of common stock of the Issuer, as reported in the Issuer’s Form 10-Q filed on November 14, 2018.

1	Name of Reporting Person Advance Data Services Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,205,800
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,205,800
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,205,800
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.3%*
12	Type of Reporting Person (See Instructions) CO

*	The percentages used in this Schedule 13G are calculated based on a total of 66,893,883 shares of common stock of the Issuer, as reported in the Issuer’s Form 10-Q filed on November 14, 2018.

Item 1.

(a)	Name of Issuer:

Athenex, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1001 Main Street, Suite 600, Buffalo, NY 14203

Item 2.

(a)	Name of Person Filing:

Huateng Ma and Advance Data Services Limited (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is 29/F Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(c)	Citizenship:

Huateng Ma is a citizen of the People Republic of China. Advance Data Services Limited is a British Virgin Islands company solely owned by Huateng Ma.

(d)	Title and Class of Securities:

Common stock, $0.001 par value per share (the “Shares”)

(e)	CUSIP No.:

04685N103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or direct to vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Huateng Ma	6,205,800	9.3%	6,205,800	0	6,205,800	0
Advance Data Services Limited	6,205,800	9.3%	6,205,800	0	6,205,800	0

(1)

As of December 31, 2018, Advance Data Services Limited directly owned 6,205,800, or 9.3%, of the Issuer’s common stock. Advance Data Services Limited is wholly-owned by Huateng Ma. Accordingly, Huateng Ma may thereby be deemed to beneficially own the 6,205,800 shares of the Issuer’s common stock owned by Advance Data Services Limited.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

HUATENG MA

By:	/s/ Huateng Ma

ADVANCE DATA SERVICES LIMITED

By:	/s/ Huateng Ma
Name:	Huateng Ma
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement